Exhibit 99.1

Interim Report
As of and for the three months ended March 31, 2017

CERTAIN DEFINED TERMS
In this Interim Report, unless otherwise specified, the terms “we,” “our,” “us,” the “Company,” the “Group,” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries, or any one or more of them, as the context may require.
All references in this Interim Report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended. All references to “U.S. Dollars,” “U.S. Dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).

Forward-Looking Statements
This document, and in particular the section entitled “Outlook,” contains forward-looking statements. These statements may include terms such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “target,” “objective,” “goal,” “plan,” “design,” “forecast,” “projection,” “prospects,” or similar terms that are used to identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group's current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group's ability to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, including with regard to trade policy; the Group's ability to expand certain of the Group's brands internationally; various types of claims, lawsuits, governmental investigations and other contingent obligations against the Group, including product liability and warranty claims and environmental claims, governmental investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the Group's ability to enrich its product portfolio and offer innovative products; the high level of competition in the automotive industry, which may increase due to consolidation;exposure to shortfalls in the Group's defined benefit pension plans; the Group's ability to provide or arrange for adequate access to financing for the Group's dealers and retail customers and risks associated with financial services companies; the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; changes in the Group's credit ratings; the Group's ability to realize anticipated benefits from any joint venture arrangements and other strategic alliances; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.
Any forward-looking statements contained in this Interim Report speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company's financial results, is included in the Company's reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, (the “AFM”), Borsa Italiana S.p.A.and Consob (collectively, the “CONSOB”).

MANAGEMENT DISCUSSION AND ANALYSIS
Highlights

	For the three months ended March 31
(€ million, except shipments, which are in thousands of units, and per share amounts)	2017	2016
Combined shipments (1)	1,145	1,131
Consolidated shipments (2)	1,078	1,086
Net revenues	27,719	26,570
Adjusted EBIT (3)	1,535	1,379
Net profit	641	478
Adjusted net profit (4)	671	528
Earnings per share (5)
Basic earnings per share (€)	0.416	0.312
Diluted earnings per share (€)	0.411	0.306

(€ million, except number of employees)	At March 31, 2017	At December 31, 2016
Net Debt (6)	(6,919)	(6,568)
Of which: Net Industrial Debt (6)	(5,112)	(4,585)
Total Equity	20,063	19,353
Equity attributable to owners of the parent	19,869	19,168
Available liquidity (7)	21,576	23,801
Number of employees	235,153	234,499
__________________________________________________
(1) Combined shipments include shipments by the Group's consolidated subsidiaries and unconsolidated joint ventures.
(2) Consolidated shipments only include shipments by the Group's consolidated subsidiaries.
(3) Refer to sections —Non-GAAP measures, Group Results and Results by Segment in this Interim Report for further discussion.
(4) Refer to sections —Non-GAAP measures and Group Results in this Interim Report for further discussion.
(5) Refer to Note 15, Earnings per share, in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.
(6) Refer to sections —Non-GAAP measures, Group Results and Liquidity and Capital Resources in this Interim Report for further discussion.
(7) Refer to section —Liquidity and Capital Resources in this Interim Report for further discussion.

Non-GAAP Financial Measures

We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”), financial measures: Net debt, Net industrial debt, Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”), Adjusted net profit and certain information provided on a constant exchange rate basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union.

Net Debt and Net Industrial Debt: Refer to the section —Liquidity and Capital Resources below for further discussion.

Adjusted EBIT: excludes certain adjustments from Net profit including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). Refer to the sections —Group Results and —Results by Segment below for further discussion.

Adjusted net profit: is calculated as Net profit excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature. Refer to the section —Group Results below for further discussion.

Constant Exchange Rate: The discussions within the sections —Group Results and —Results by Segment below include information about our results at constant exchange rates (“CER”), which is calculated by applying the prior-year average exchange rates to current financial data expressed in local currency in which the relevant financial statements are denominated (see Note 1, Basis of Preparation in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report for information on the exchange rates applied). We believe that such results excluding the effect of currency fluctuations year-on-year, provide additional useful information to investors regarding the operating performance and trends in our business on a local currency basis.

Group Results
The following is a discussion of the Group's results of operations for the three months ended March 31, 2017 compared to the three months ended March 31, 2016.

	Three months ended March 31
(€ million)	2017	2016
Net revenues	€27,719	€26,570
Cost of revenues	23,588	22,803
Selling, general and other costs	1,841	1,756
Research and development costs	846	759
Result from investments	96	62
Restructuring costs	35	7
Net financial expenses	436	512
Profit before taxes	1,069	795
Tax expense	428	317
Net profit	€641	€478
Net profit attributable to:
Owners of the parent	€637	€472
Non-controlling interests	€4	€6
Net revenues

			Increase/(Decrease)
	Three months ended March 31		2017 vs. 2016
(€ million)	2017	2016	%	CER
Net revenues	€27,719	€26,570	4.3%	0.7%
See —Results by Segment below for a discussion of Net revenues for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components).
Cost of revenues

			Increase/(Decrease)
	Three months ended March 31		2017 vs. 2016
(€ million)	2017	2016	%	CER
Cost of revenues	€23,588	€22,803	3.4%	(0.3)%
Cost of revenues as % of Net revenues	85.1%	85.8%
The increase in Cost of revenues during the three months ended March 31, 2017 compared to the corresponding period in 2016 was primarily related to (i) vehicle mix, (ii) higher product costs for content enhancements, net of purchasing and manufacturing efficiencies, and (iii) foreign currency translation effects, which were partially offset by (iv) lower warranty costs.
The increase in Cost of revenues was primarily attributable to increases in EMEA, Maserati and LATAM, partially offset by decreases in NAFTA and APAC.
The increases in Cost of revenues in EMEA and Maserati were attributable to the increases in volumes. The increase in Cost of revenues in LATAM was mainly attributable to foreign currency effects.

The decrease in Cost of revenues in NAFTA was primarily due to lower volumes, purchasing savings and lower warranty costs, which were partially offset by higher product costs for content enhancements and foreign currency translation effects. The decrease in Cost of revenues in APAC was mainly due to decreased volumes attributable to lower levels of imported vehicles from the continued shift to localized Jeep production through the GAC Fiat Chrysler Automobiles Co. joint venture in China (“GAC FCA JV”), which is accounted for using the equity method of accounting.
Selling, general and other costs

			Increase/(Decrease)
	Three months ended March 31		2017 vs. 2016
(€ million)	2017	2016	%	CER
Selling, general and other costs	€1,841	€1,756	4.8%	1.3%
Selling, general and other costs as % of Net revenues	6.6%	6.6%
Selling, general and other costs include advertising, personnel, and other costs. Advertising costs accounted for 44.7 percent and 46.2 percent of total Selling, general and other costs for the three months ended March 31, 2017 and 2016, respectively.
The increase in Selling, general and other costs during the three months ended March 31, 2017 compared to the corresponding period in 2016 was primarily due to foreign currency translation effects.
Research and development costs

			Increase/(Decrease)
	Three months ended March 31		2017 vs. 2016
(€ million)	2017	2016	%	CER
Research and development expenditures expensed	€429	€428	0.2%	(2.8)%
Amortization of capitalized development expenditures	414	331	25.1%	20.8%
Impairment and write-off of capitalized development expenditures	3	—	n.m.	n.m.
Total Research and development costs	€846	€759	11.5%	7.9%

	Three months ended March 31
	2017	2016
Research and development expenditures expensed as % of Net revenues	1.6%	1.6%
Amortization of capitalized development expenditures as % of Net revenues	1.5%	1.3%
Total Research and development expenditures as % of Net revenues	3.1%	2.9%
_______________________________________
n.m. - number is not meaningful

Total research and development expenditures for the three months ended March 31, 2017 and 2016 were as follows:

	Three months ended March 31		Increase/(Decrease)
(€ million)	2017	2016	2017 vs. 2016
Capitalized development expenditures	€674	€561	20.1%
Research and development expenditures expensed	429	428	0.2%
Total Research and development expenditures	€1,103	€989	11.5%

Capitalized development expenditures as % of Total Research and development expenditures	61.1%	56.7%
Total Research and development expenditures as % of Net revenues	4.0%	3.7%
The increase in amortization of capitalized development expenditures during the three months ended March 31, 2017 compared to the corresponding period in 2016 was mainly attributable to the all-new Maserati Levante, Alfa Romeo Giulia and Alfa Romeo Stelvio. The increase in capitalized development expenditures was mainly related to the operations in NAFTA.
Net financial expenses

	Three months ended March 31		Increase/(Decrease)
(€ million)	2017	2016	2017 vs. 2016
Net financial expenses	€436	€512	(14.8)%
The decrease in Net financial expenses during the three months ended March 31, 2017 compared to the corresponding period in 2016 was primarily due to the reduction in gross debt.
Tax expense

	Three months ended March 31		Increase/(Decrease)
(€ million)	2017	2016	2017 vs. 2016
Tax expense	€428	€317	35.0%

For the three months ended March 31, 2017, the Group’s effective tax rate of 40 percent was in line with the Group's effective tax rate for the three months ended March 31, 2016.
Net profit

	Three months ended March 31		Increase/(Decrease)
(€ million)	2017	2016	2017 vs. 2016
Net profit	€641	€478	34.1%

The increase in Net profit during the three months ended March 31, 2017 compared to the corresponding period in 2016 was primarily due to improved operating performance in all segments, except LATAM, and lower net financial expenses, which were partially offset by higher tax expense.

Adjusted EBIT

	Three months ended March 31		Increase/(Decrease)
(€ million)	2017	2016	2017 vs. 2016	CER
Adjusted EBIT	€1,535	€1,379	11.3%	9.0%
Adjusted EBIT margin (%)	5.5%	5.2%	+30 bps	—
The following table summarizes the reconciliation of Net profit, which is the most directly comparable measure included in the Consolidated Income Statement, to Adjusted EBIT:

	Three months ended March 31
(€ million)	2017	2016
Net profit	€641	€478
Tax expense	428	317
Net financial expenses	436	512
Adjustments:
Restructuring costs	35	7
NAFTA capacity realignment	—	51
Currency devaluations	—	19
Other	(5)	(5)
Total Adjustments	30	72
Adjusted EBIT	€1,535	€1,379
The following chart presents the change in Adjusted EBIT by segment for the three months ended March 31, 2017 compared to the corresponding period in 2016.
Refer to —Results by Segment below for a discussion of Adjusted EBIT for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components).

Adjusted net profit

	Three months ended March 31		Increase/(Decrease)
(€ million)	2017	2016	2017 vs. 2016
Adjusted net profit	€671	€528	27.1%

The increase in Adjusted net profit during the three months ended March 31, 2017 compared to the corresponding period in 2016 was due to the improved operating performance in all segments, except LATAM, and lower net financial expenses, which were partially offset by higher tax expense.

The following table summarizes the reconciliation of Net profit, which is the most directly comparable measure included in the Consolidated Income Statement, to Adjusted net profit:

	Three months ended March 31
(€ million)	2017	2016
Net profit	€641	€478
Adjustments (1)	30	72
Tax impact on adjustments	—	(22)
Total adjustments, net of taxes	30	50
Adjusted net profit	€671	€528
____________________________________
(1) Adjustments are the same items that are excluded from Adjusted EBIT.

Results by Segment

	Net revenues		Adjusted EBIT		Shipments
	Three months ended March 31
(€ million, except shipments which are in thousands of units)	2017	2016	2017	2016	2017	2016
NAFTA	€17,100	€17,136	€1,241	€1,227	609	649
LATAM	1,672	1,311	(20)	11	101	102
APAC	666	949	21	12	16	25
EMEA	5,630	5,040	178	96	340	304
Maserati	949	508	107	16	12	6
Components	2,532	2,319	118	86	—	—
Other activities	185	182	(55)	(43)	—	—
Unallocated items & eliminations(1)	(1,015)	(875)	(55)	(26)	—	—
Total	€27,719	€26,570	€1,535	€1,379	1,078	1,086
__________________________
(1) Primarily includes intercompany transactions which are eliminated in consolidation

The following is a discussion of Net revenues, Adjusted EBIT and shipments for each of our six reportable segments for the three months ended March 31, 2017 compared to the three months ended March 31, 2016. We review changes in our results of operations with the following operational drivers:

•
Volume: reflects changes in products sold to our customers, primarily dealers and fleet customers. Change in volume is driven by industry volume, market share and changes in dealer stock levels. Vehicles manufactured and distributed by our unconsolidated joint ventures are not included within volume;

•
Mix: generally reflects the changes in product mix, including mix among vehicle brands and models, as well as changes in regional market and distribution channel mix, including mix between retail and fleet customers;

•
Net price: primarily reflects changes in prices to our customers including higher pricing related to content enhancement, net of discounts, price rebates and other sales incentive programs, as well as related foreign currency transaction effects;

•
Industrial costs: primarily include cost changes to manufacturing and purchasing of materials that are associated with content and enhancement of vehicle features, as well as industrial efficiencies and inefficiencies, recall campaign and warranty costs, depreciation and amortization, research and development costs and related foreign currency transaction effects;

•
Selling, general and administrative costs (“SG&A”): primarily include costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of our products; and

•	Other: includes other items not mentioned above, such as foreign currency exchange translation and results from joint ventures and associates.

NAFTA

			Increase/(Decrease)
	Three months ended March 31		2017 vs. 2016
	2017	2016	%	CER
Shipments (thousands of units)	609	649	(6.2)%	—
Net revenues (€ million)	€17,100	€17,136	(0.2)%	(4.0)%
Adjusted EBIT (€ million)	€1,241	€1,227	1.1%	(2.8)%
Adjusted EBIT margin (%)	7.3%	7.2%	+10 bps	—
The Group's market share(1) in NAFTA of 12.2 percent in the three months ended March 31, 2017 reflected a decrease of 80 bps from 13.0 percent for the same period in 2016. The Group was the market leader in Canada with a market share of 15.1 percent, which decreased 50 bps from the same period in 2016.

Shipments
The decrease in NAFTA shipments in the three months ended March 31, 2017 compared to the same period in 2016 was primarily attributable to the discontinuation of the Dodge Dart and Chrysler 200 and the transition to the all-new Jeep Compass, as well as reduced fleet volumes.
Net revenues
NAFTA Net revenues in the three months ended March 31, 2017 were in line with the same period in 2016:

•	€0.6 billion decrease from lower shipments, net of favorable vehicle and market mix, as described above, substantially offset by

•	€0.6 billion from favorable foreign currency effects.

_____________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive.

Adjusted EBIT
The following chart reflects the change in NAFTA Adjusted EBIT by operational driver for the three months ended March 31, 2017 compared to the same period in 2016.
The slight improvement in NAFTA Adjusted EBIT for the three months ended March 31, 2017 compared to the same period in 2016 was mainly attributable to:

•	purchasing savings and lower warranty costs, net of higher product costs for content enhancements; and

•	favorable foreign currency translation effects.

This was partially offset by:

•	lower shipments, net of improved vehicle and market mix, as described above; and

•	unfavorable net price, which related to incentives accrued on stock and negative foreign currency transaction effects from the Canadian Dollar and Mexican Peso.

LATAM

			Increase/(Decrease)
	Three months ended March 31		2017 vs. 2016
	2017	2016	%	CER
Shipments (thousands of units)	101	102	(1.0)%	—
Net revenues (€ million)	€1,672	€1,311	27.5%	4.8%
Adjusted EBIT (€ million)	€(20)	€11	n.m.	n.m.
Adjusted EBIT margin (%)	(1.2)%	0.8%	n.m.	—
____________________________
n.m. = number not meaningful

The Group's market share(1) in LATAM decreased to 12.2 percent in the three months ended March 31, 2017 from 12.7 percent in the same period in 2016. However, the Group continued to be the market leader in Brazil with a market share of 17.8 percent, which decreased 30 bps from the same period in 2016.
__________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

Shipments

LATAM shipments in three months ended March 31, 2017 were in line with shipments in the three months ended March 31, 2016.

Net revenues
The increase in LATAM Net revenues in the three months ended March 31, 2017 compared to the same period in 2016 was primarily attributable to:

•	€0.3 billion from favorable foreign currency exchange translation effects;

•	favorable vehicle mix; and

•	positive net pricing, mainly in Brazil.

Adjusted EBIT
The following chart reflects the change in LATAM Adjusted EBIT by operational driver for the three months ended March 31, 2017 compared to the same period in 2016.

The decrease in LATAM Adjusted EBIT for the three months ended March 31, 2017 compared to the same period in 2016 was mainly attributable to:

•	increased product costs driven by inflation;

•	higher depreciation and amortization related to new vehicles; and

•	negative foreign currency exchange effects.

These were partially offset by:

•	favorable vehicle mix mainly from products produced at the plant in Pernambuco, Brazil;

•	positive net pricing, mainly in Brazil; and

•	lower advertising costs.

Adjusted EBIT for the three months ended March 31, 2017 excluded total charges of €32 million, which related to workforce restructuring costs.

Venezuela

We continue to monitor the currency exchange regulations and other factors to assess whether our ability to control and benefit from our Venezuelan operations has been adversely affected. As of March 31, 2017, we continue to control and therefore consolidate our Venezuelan operations. Due to the political and economic uncertainties in Venezuela, it is possible that we could lose the ability to control, and as a result, we would be required to deconsolidate our Venezuelan operations.

APAC

			Increase/(Decrease)
	Three months ended March 31		2017 vs. 2016
	2017	2016	%	CER
Combined shipments (thousands of units)	66	53	24.5%	—
Consolidated shipments (thousands of units)	16	25	(36.0)%	—
Net revenues (€ million)	€666	€949	(29.8)%	(32.4)%
Adjusted EBIT (€ million)	€21	€12	75.0%	82.0%
Adjusted EBIT margin (%)	3.2%	1.3%	+190 bps	—
Shipments
The continued transition to localized Jeep production through the GAC FCA JV in China resulted in higher combined shipments (which include shipments from consolidated subsidiaries and unconsolidated joint ventures) and lower consolidated shipments (which only include shipments from consolidated subsidiaries) in the three months ended March 31, 2017 compared to the same period in 2016. The GAC FCA JV was fully operational with the production of three Jeep sport utility vehicle (“SUV”) models (Cherokee, Renegade and all-new Compass) in the three months ended March 31, 2017 compared to the production of only one Jeep SUV model (Cherokee) during the same period in 2016.
Net revenues
The decrease in APAC Net revenues in the three months ended March 31, 2017 compared to the same period in 2016 was primarily due to lower consolidated shipments, as described above.

Adjusted EBIT
The following chart reflects the change in APAC Adjusted EBIT by operational driver for the three months ended March 31, 2017 compared to the same period in 2016.

The increase in APAC Adjusted EBIT in the three months ended March 31, 2017 compared to the same period in 2016 was primarily attributable to:

•	improved results from the GAC FCA JV and favorable foreign currency translation exchange effects (reflected within “Other” in the chart above); and

•	lower direct marketing costs now incurred by the GAC FCA JV due to the continued transition to local production.

These were partially offset by:

•	lower consolidated shipments, as described above.

EMEA

			Increase/(Decrease)
	Three months ended March 31		2017 vs. 2016
	2017	2016	%	CER
Shipments (thousands of units)	340	304	11.8%	—
Net revenues (€ million)	€5,630	€5,040	11.7%	12.0%
Adjusted EBIT (€ million)	€178	€96	85.4%	86.1%
Adjusted EBIT margin (%)	3.2%	1.9%	+130 bps	—
In the three months ended March 31, 2017, the Group's market share(1) in the European Union for passenger cars increased 30 bps to 7.0 percent from 6.7 percent in the same period in 2016, while the Group's market share for light commercial vehicles decreased by 10 bps to 10.8 percent in the three months ended March 31, 2017 from 10.9 percent in the same period in 2016.
Shipments
The increase in EMEA shipments in the three months ended March 31, 2017 compared to the same period in 2016 was primarily attributable to the Fiat Tipo family, all-new Alfa Romeo Giulia, all-new Alfa Romeo Stelvio, as well as the Fiat Professional Talento.
Net revenues
The increase in EMEA Net revenues in the three months ended March 31, 2017 compared to the same period in 2016 was mainly attributable to:

•	the increase in volumes, as described above; and

•	favorable vehicle mix mainly driven by the all-new Alfa Romeo Giulia and all-new Alfa Romeo Stelvio.

Adjusted EBIT

The following chart reflects the change in EMEA Adjusted EBIT by operational driver for the three months ended March 31, 2017 compared to the same period in 2016.

___________________________________________________________________________________________________________________________________
(1) Our estimated market share data is presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.

The increase in EMEA Adjusted EBIT in the three months ended March 31, 2017 compared to the same period in 2016 was primarily attributable to:

•	higher volumes and favorable vehicle mix, as described above.

This was partially offset by:

•	an increase in industrial costs mainly due to higher research and development costs and depreciation related to new vehicles, net of purchasing and manufacturing efficiencies; and

•	an increase in SG&A mainly due to higher advertising costs to support new product launches.

Maserati

			Increase/(Decrease)
	Three months ended March 31		2017 vs. 2016
	2017	2016	%	CER
Shipments (thousands of units)	11.9	6.3	88.9%	—
Net revenues (€ million)	€949	€508	86.8%	85.7%
Adjusted EBIT (€ million)	€107	€16	568.8%	563.8%
Adjusted EBIT margin (%)	11.3%	3.1%	+820 bps	—
Shipments
The increase in Maserati shipments in the three months ended March 31, 2017 compared to the same period in 2016 was primarily attributable to the all-new Levante, which more than offset the reduced shipments of the Quattroporte and the Ghibli. Maserati shipments increased in the following key markets: Europe (+109 percent), China (+98 percent) and North America (+77 percent).
Net revenues
The increase in Maserati Net revenues in the three months ended March 31, 2017 compared to the same period in 2016 was primarily due to higher shipments and favorable vehicle and market mix.
Adjusted EBIT
The increase in Maserati Adjusted EBIT in the three months ended March 31, 2017 compared to the same period in 2016 was primarily due to:

•	the increase in shipments and favorable mix, as described above.

This was partially offset by:

•	higher depreciation and amortization costs related to the all-new Levante.

Components

			Increase/(Decrease)
	Three months ended March 31		2017 vs. 2016
	2017	2016	%	CER
Net revenues (€ million)	€2,532	€2,319	9.2%	6.5%
Adjusted EBIT (€ million)	€118	€86	37.2%	36.4%
Adjusted EBIT margin (%)	4.7%	3.7%	+100 bps	—

Net revenues
The increase in Net revenues in the three months ended March 31, 2017 compared to the same period in 2016 was mainly due to higher volumes from all businesses (Magneti Marelli, Comau and Teksid) that were primarily driven by Magneti Marelli's lighting business line and Comau's automation systems business line. Magneti Marelli and Comau non-captive Net revenues were 66 percent and 70 percent respectively, during the three months ended March 31, 2017.
Adjusted EBIT
The increase in Adjusted EBIT in the three months ended March 31, 2017 compared to the same period in 2016 was primarily related to:

•	the positive effect from volume & mix, as described above; and

•	lower industrial costs.

Liquidity and Capital Resources

Available Liquidity
The following table summarizes our total available liquidity:

(€ million)	At March 31, 2017	At December 31, 2016
Cash, cash equivalents and current securities (1)	€14,150	€17,559
Undrawn committed credit lines (2)	7,426	6,242
Available liquidity (3)	€21,576	€23,801
____________________________________________________________________________________________________
(1) Current securities are comprised of short term or marketable securities which represent temporary investments that do not satisfy all the requirements to be classified as cash equivalents as they may not be readily convertible to cash, or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).
(2) Excludes the undrawn €0.3 billion long-term dedicated credit lines available to fund scheduled investments at March 31, 2017 (€0.3 billion was undrawn at December 31, 2016).
(3) The majority of our liquidity is available to our treasury operations in Europe and U.S; however, liquidity is also available to certain subsidiaries which operate in other areas. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions had an adverse effect on the Group’s ability to meet its liquidity requirements at the dates above.
Available liquidity at March 31, 2017 decreased €2.2 billion from the available liquidity at December 31, 2016 primarily as a result of (i) the U.S.$1.8 billion (€1.7 billion) of cash used for the voluntary prepayment of the outstanding principal and accrued interest of FCA US's tranche B term loan maturing May 24, 2017 (the “Tranche B Term Loan due 2017”), (ii) the repayment of a note at maturity with a principal amount of €850 million and (iii) cash absorption from operations, net of investing activities, of €0.3 billion, which were partially offset by (iv) the increase of the Group's syndicated revolving credit facility of €1.25 billion, as described below. Our available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Refer to the section —Cash Flows below for additional information regarding the change in cash and cash equivalents.
Our liquidity is principally denominated in U.S. Dollar and in Euro, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total cash, cash equivalents and current securities available at March 31, 2017, €7.4 billion, or 52.1 percent were denominated in U.S. Dollar (€9.8 billion, or 55.7 percent, at December 31, 2016) and €3.0 billion, or 21.1 percent, were denominated in Euro (€3.3 billion, or 18.8 percent, at December 31, 2016).
Capital Market and Other Financing Transactions
FCA US Tranche B Term Loans
On February 24, 2017, FCA US prepaid the outstanding principal and accrued interest for its Tranche B Term Loan due 2017.  The prepayment of U.S.$1,826 million (€1,721 million) was made with cash on hand and did not result in a material loss on extinguishment.
Revolving Credit Facilities
In March 2017, the Group amended its syndicated revolving credit facility originally signed in June 2015 (as amended, the “RCF”). The amendment increased the RCF from €5.0 billion to €6.25 billion and extended the RCF’s final maturity to March 2022. The RCF, which is available for general corporate purposes and for the working capital needs of the Group, is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively, and €3.125 billion, with a 60-month tenor. The amendment was accounted for as a debt modification and, as a result, the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the new costs associated with the amendment will be amortized over the life of the amended RCF.

Medium Term Note (“MTN”) Programme (previously referred to as the Global Medium Term Note Programme, or “GMTN” Programme).
In March 2017, the Group repaid a note at maturity with a principal amount of €850 million.
Cash Flows
The following table summarizes the cash flows from operating, investing and financing activities for the three months ended March 31, 2017 and 2016. Refer to our Interim Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2017 and 2016 included elsewhere in this Interim Report for additional detail.

	Three months ended March 31
(€ million)	2017	2016
Cash flows from operating activities	€1,577	€770
Cash flows used in investing activities	(1,921)	(1,737)
Cash flows used in financing activities	(2,970)	(1,186)
Translation exchange differences	(94)	(546)
Total change in cash and cash equivalents	(3,408)	(2,699)
Cash and cash equivalents at beginning of the period	17,318	20,662
Cash and cash equivalents at end of the period	€13,910	€17,963

Operating Activities

For the three months ended March 31, 2017, cash flows from operating activities were primarily the result of Net profit of €641 million adjusted: (i) to add back €1,600 million for depreciation and amortization expense and (ii) for the negative effect of the change in working capital of €581 million, which was primarily driven by (a) an increase of €998 million in inventories mainly due to volume increase in EMEA and Maserati, (b) an increase of €255 million in trade receivables primarily as a result of the limited plant activity in December 2016 due to the holiday shutdown and (c) an increase of €237 million in other payables and receivables, partially offset by (d) an increase of €909 million in trade payables mainly due to increased production volumes in NAFTA in March 2017 as compared to December 2016.

For the three months ended March 31, 2016, cash flows from operating activities were primarily the result of Net profit of €478 million adjusted: (i) to add back €1,417 million for depreciation and amortization expense, (ii) to add back €106 million of dividends received from jointly-controlled entities and (iii) the negative effect of the change in working capital of €1,213 million primarily driven by (a) an increase of €205 million in inventories and an increase of €573 million in trade receivables, both in line with production and sales volumes for the period and (b) €477 million decrease in trade payables, mainly related to plant downtime for product change-overs and reduced sedan volumes in NAFTA.
Investing Activities
For the three months ended March 31, 2017, cash used in investing activities was primarily the result of €2,231 million of capital expenditures, including €674 million of capitalized development costs, mainly related to the operations in NAFTA and the proceeds received of €144 million from the sale of the investment in CNH Industrial N.V. (“CNHI”), which was recognized in the Change in securities line item within the Statement of Cash Flows (refer to Note 11, Fair Value Measurement, in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report).
For the three months ended March 31, 2016, cash used in investing activities was primarily the result of €1,821 million of capital expenditures, including €561 million of capitalized development costs primarily related to the operations in NAFTA and EMEA.
Financing Activities
For the three months ended March 31, 2017, cash used in financing activities was primarily the result of (i) the voluntary prepayment of the outstanding principal and accrued interest of U.S.$1,826 million (€1,721 million) of the FCA US

Tranche B Term Loan due 2017 and (ii) the repayment at maturity of a note under the MTN Programme with a principal amount of €850 million.
For the three months ended March 31, 2016, cash used in financing activities was primarily the result of (i) the voluntary prepayment of principal of U.S.$2.0 billion (€1.8 billion) of FCA US's Tranche B Term Loan due 2017 and tranche B term loan maturing on December 31, 2018 (“Tranche B Term Loan due 2018”), (collectively, the “Tranche B Term Loans”), which was partially offset by (ii) proceeds from the issuance of a note under the MTN Programme with a principal amount of €1,250 million.

Net Debt and Net Industrial Debt
Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net debt between industrial activities and financial services.
The division between industrial activities and financial services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for industrial activities also includes companies that perform centralized treasury activities, such as raising funding in the market and financing Group companies, but do not, however, provide financing to third parties. Financial services includes companies that provide retail and dealer financing as well as leasing and rental services in support of the mass-market vehicle brands in certain geographical segments and for the Maserati luxury brand. In addition, activities of financial services include providing factoring services to industrial activities, as an alternative to factoring from third parties. Operating results of such financial services activities are included within the respective region or sector in which they operate.
Net industrial debt (i.e., Net debt of industrial activities) is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance, however it should not be considered as a substitute for cash flow or other methods of analyzing our results as reported under IFRS. Net industrial debt is computed as: debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) current available-for-sale and held-for-trading securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial debt.

The following table summarizes our Net debt and Net industrial debt at March 31, 2017 and December 31, 2016 and provides a reconciliation of Debt, the most directly comparable measure included in our Consolidated Statement of Financial Position, to Net debt.

	At March 31, 2017			At December 31, 2016
(€ million)	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
Third party debt (principal)	€(19,981)	€(1,266)	€(21,247)	€(22,499)	€(1,535)	€(24,034)
Capital market (1)	(11,180)	(408)	(11,588)	(12,055)	(417)	(12,472)
Bank debt	(7,384)	(690)	(8,074)	(9,026)	(733)	(9,759)
Other debt (2)	(1,417)	(168)	(1,585)	(1,418)	(385)	(1,803)
Accrued interest and other adjustments (3)	93	(2)	91	(11)	(3)	(14)
Debt	(19,888)	(1,268)	(21,156)	(22,510)	(1,538)	(24,048)
Intercompany, net (4)	734	(734)	—	627	(627)	—
Current financial receivables from jointly-controlled financial services companies (5)	87	—	87	80	—	80
Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies	(19,067)	(2,002)	(21,069)	(21,803)	(2,165)	(23,968)
Derivative financial assets/(liabilities), net and collateral deposits (6)	8	—	8	(144)	(6)	(150)
Current Available-for-sale and Held-for-trading-securities	202	38	240	204	37	241
Cash and cash equivalents	13,753	157	13,910	17,167	151	17,318
Debt classified as held for sale	(8)	—	(8)	(9)	—	(9)
Total Net debt	€(5,112)	€(1,807)	€(6,919)	€(4,585)	€(1,983)	€(6,568)
 ____________________________________________________________________________________________________
(1) Includes notes (€11,168 million at March 31, 2017 and €12,055 million at December 31, 2016) and other debt instruments (€420 million at March 31, 2017 and €417 million at December 31, 2016) issued in financial markets, mainly from LATAM financial services companies.
(2) Includes the Canada HCT notes (€260 million at March 31, 2017 and €261 million at December 31, 2016), asset backed financing, (i.e. sales of receivables for which de-recognition is not allowed under IFRS) (€181 million at March 31, 2017 and €411 million at December 31, 2016), arrangements accounted for as a lease under IFRIC 4-Determining whether an arrangement contains a lease, and other financial payables.
(3) Includes adjustments for fair value accounting on debt and net (accrued)/deferred interest as well as other amortizing cost adjustments.
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€863 million at March 31, 2017 and €755 million at December 31, 2016) and industrial activities entities' financial payables due to financial services entities (€129 million at March 31, 2017 and €128 million at December 31, 2016).
(5) Financial receivables due from FCA Bank.
(6) Fair value of derivative financial instruments (net negative €57 million at March 31, 2017 and net negative €218 million at December 31, 2016) and collateral deposits (€65 million at March 31, 2017 and €68 million at December 31, 2016).

At March 31, 2017, Net debt of €6,919 million was €0.4 billion higher than Net debt of €6,568 million at December 31, 2016. Net debt from industrial activities increased by €0.5 billion mainly reflecting the negative effect of the change in working capital (refer to —Cash Flows - Operating Activities, above), which was partially offset by a decrease of €0.2 billion in net debt from financial services that was driven by lower financing to dealers in LATAM.

Outlook
The Group confirms full-year guidance for 2017:

Net revenues	€115 - €120 billion
Adjusted EBIT	> €7.0 billion
Adjusted net profit	> €3.0 billion
Net industrial debt	< €2.5 billion

•	Q1 2017 operating performance in line with expectations

•	Key end-market full-year forecasts unchanged with continued positive market conditions in NAFTA, EMEA and APAC

•	Substantial progress on planned gross debt reduction, with further maturities in 2017 expected to be repaid with cash on hand

•	Guidance remains biased to second half of the year:

◦	Ramp-up of the all-new Jeep Compass globally

◦	Global commercial launch of the all-new Alfa Romeo Giulia and Stelvio

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2017

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)
(Unaudited)

		Three months ended March 31
	Note	2017	2016
Net revenues	2	€27,719	€26,570
Cost of revenues		23,588	22,803
Selling, general and other costs		1,841	1,756
Research and development costs		846	759
Result from investments		96	62
Restructuring costs		35	7
Net financial expenses	3	436	512
Profit before taxes		1,069	795
Tax expense		428	317
Net profit		€641	€478

Net profit attributable to:
Owners of the parent		637	472
Non-controlling interests		4	6
		€641	€478

Earnings per share:	15
Basic earnings per share		€0.416	€0.312
Diluted earnings per share		€0.411	€0.306

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)
(in € million)
(Unaudited)

		Three months ended March 31
	Note	2017	2016
Net profit (A)		€641	€478

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	14
Gains on re-measurement of defined benefit plans		—	2
Related tax effect		—	(2)
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		—	—

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:	14
Gains/(Losses) on cash flow hedging instruments		61	(118)
Gains/(Losses) on available-for-sale financial assets		11	(15)
Foreign exchange losses		(16)	(563)
Share of Other comprehensive loss for equity method investees		(21)	(34)
Related tax effect		(10)	64
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		25	(666)

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		25	(666)

Total Comprehensive income/(loss) (A)+(B)		€666	€(188)

Total Comprehensive income/(loss) attributable to:
Owners of the parent		€661	€(191)
Non-controlling interests		5	3
		€666	€(188)

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED STATEMENT OF FINANCIAL POSITION
(in € million)
(Unaudited)

	Note	At March 31, 2017	At December 31, 2016
Assets
Goodwill and intangible assets with indefinite useful lives		€15,010	€15,222
Other intangible assets		11,686	11,422
Property, plant and equipment		30,663	30,431
Investments accounted for using the equity method		1,827	1,793
Other financial assets	11	572	649
Deferred tax assets		3,594	3,699
Trade and other receivables		749	581
Tax receivables	5	93	93
Accrued income and prepaid expenses		380	372
Other non-current assets		376	359
Total Non-current assets		64,950	64,621
Inventories	4	13,118	12,121
Assets sold with a buy-back commitment		1,673	1,533
Trade and other receivables	5	7,343	7,273
Tax receivables		187	206
Accrued income and prepaid expenses		419	389
Other financial assets	11	660	762
Cash and cash equivalents		13,910	17,318
Assets held for sale		116	120
Total Current assets		37,426	39,722
Total Assets		€102,376	€104,343
Equity and liabilities
Equity	14
Equity attributable to owners of the parent		€19,869	€19,168
Non-controlling interests		194	185
Total Equity		20,063	19,353
Liabilities
Long-term debt	9	14,784	16,111
Employee benefits liabilities	7	9,018	9,052
Provisions	8	6,172	6,520
Other financial liabilities	11	27	16
Deferred tax liabilities		219	194
Other liabilities	10	3,696	3,628
Total Non-current liabilities		33,916	35,521
Trade payables		23,448	22,655
Short-term debt and current portion of long-term debt	9	6,372	7,937
Other financial liabilities	11	471	681
Employee benefits liabilities	7	640	811
Provisions	8	9,418	9,317
Other liabilities	10	7,962	7,971
Liabilities held for sale		86	97
Total Current liabilities		48,397	49,469
Total Equity and liabilities		€102,376	€104,343

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)
(Unaudited)

		Three months ended March 31
	Note	2017	2016
Cash flows from operating activities:
Net profit from continuing operations		€641	€478
Amortization and depreciation		1,600	1,417
Change in inventories, trade and other receivables and payables		(581)	(1,213)
Dividends received		35	106
Change in provisions		(195)	30
Change in deferred taxes		142	(3)
Other changes		(65)	(45)
Total		1,577	770
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets		(2,231)	(1,821)
Investments in joint ventures, associates and unconsolidated subsidiaries		—	(21)
Proceeds from disposal of other investments		—	40
Net change in receivables from financing activities		149	40
Change in securities	11	147	—
Other changes		14	25
Total		(1,921)	(1,737)
Cash flows used in financing activities:
Issuance of notes		—	1,250
Repayment of notes	9	(850)	—
Issuance of other long-term debt		198	158
Repayment of other long-term debt	9	(1,919)	(2,109)
Net change in short-term debt and other financial assets/liabilities		(399)	(337)
Other changes		—	(148)
Total		(2,970)	(1,186)
Translation exchange differences		(94)	(546)
Total change in Cash and cash equivalents		(3,408)	(2,699)
Cash and cash equivalents at beginning of the period		17,318	20,662
Cash and cash equivalents at end of the period		€13,910	€17,963

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

        FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)
(Unaudited)

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2015	€17	€15,455	€70	€2,492	€(26)	€(1,098)	€(105)	€163	€16,968
Net profit	—	472	—	—	—	—	—	6	478
Other comprehensive loss	—	—	(53)	(562)	(15)	—	(33)	(3)	(666)
Share-based compensation	—	24	—	—	—	—	—	—	24
Other changes	—	(22)	49	(36)	—	6	—	9	6
At March 31, 2016	€17	€15,929	€66	€1,894	€(41)	€(1,092)	€(138)	€175	€16,810

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
December 31, 2016	€19	€17,312	€(63)	€2,912	€(11)	€(768)	€(233)	€185	€19,353
Net profit	—	637	—	—	—	—	—	4	641
Other comprehensive income/(loss)	—	—	51	(17)	11	—	(21)	1	25
Share-based compensation(1)	—	43	—	—	—	—	—	—	43
Other changes	—	(3)	—	—	—	—	—	4	1
At March 31, 2017	€19	€17,989	€(12)	€2,895	€—	€(768)	€(254)	€194	€20,063
__________________________
(1) Includes €17 million tax benefit related to the long-term incentive plans.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Basis of preparation
Authorization of Interim Condensed Consolidated Financial Statements and compliance with International Financial Reporting Standards
The accompanying interim condensed consolidated financial statements together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) were authorized for issuance on May 3, 2017 and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union(1). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Interim Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2016 included within the 2016 Annual Report (the “FCA Consolidated Financial Statements at December 31, 2016”). The accounting policies are consistent with those used at December 31, 2016, except as described in the section —New standards and amendments effective from January 1, 2017 below.
Basis of preparation
The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Interim Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Group's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Group, refer to Note 2, Basis of Presentation —Use of estimates in the FCA Consolidated Financial Statements at December 31, 2016.
New standards and amendments effective from January 1, 2017
The following amendments, which were effective from January 1, 2017, were adopted by the Group. The adoption of these amendments had no effect on the Interim Condensed Consolidated Financial Statements.

•	Amendments to IAS 12- Income Taxes that clarify how to account for deferred tax assets related to debt instruments measured at fair value.
New standards and amendments not yet effective
Reference should be made to Note 2, Basis of Presentation – New Standards and Amendments Not Yet Effective within the FCA Consolidated Financial Statements at December 31, 2016 for a detailed description of new standards not yet effective as of March 31, 2017.

______________________________________________________________________________________________
(1) There is no effect on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.

Exchange rates
The principal exchange rates used to translate other currencies into Euro were as follows:

	For the three months ended March 31, 2017	At March 31, 2017	At December 31, 2016	For the three months ended March 31, 2016	At March 31, 2016
U.S. Dollar	1.065	1.069	1.054	1.102	1.139
Brazilian Real	3.347	3.380	3.431	4.301	4.117
Chinese Renminbi	7.335	7.364	7.320	7.211	7.351
Canadian Dollar	1.410	1.427	1.419	1.514	1.474
Mexican Peso	21.617	20.018	21.772	19.895	19.590
Polish Zloty	4.321	4.227	4.410	4.364	4.258
Argentine Peso	16.685	16.475	16.707	15.916	16.713
Pound Sterling	0.860	0.856	0.856	0.771	0.792
Swiss Franc	1.069	1.070	1.074	1.096	1.093

2. Net revenues
Net revenues were as follows:

	Three months ended March 31
	2017	2016
	(€ million)
Revenues from:
Sales of goods	€26,845	€25,714
Services provided	560	557
Contract revenues	197	191
Interest income of financial services activities	41	35
Lease installments from assets sold with a buy-back commitment	76	73
Total Net revenues	€27,719	€26,570

3. Net financial expenses
The following table summarizes the Group’s financial income and expenses included within Net financial expenses:

	Three months ended March 31
	2017	2016
	(€ million)
Interest income and other financial income	€46	€50

Financial expenses:
Interest expense and other financial expenses	336	395
Write-down of financial assets	10	13
Losses on disposal of securities	3	—
Net interest expense on employee benefits provisions	80	85
Total Financial expenses	429	493

Net expenses from derivative financial instruments and exchange rate differences	53	69

Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	482	562

Net financial expenses	€436	€512

4. Inventories

	At March 31, 2017	At December 31, 2016
	(€ million)
Raw materials, supplies and finished goods	€12,979	€12,056
Amount due from customers for contract work	139	65
Total Inventories	€13,118	€12,121
The amount due from customers for contract work relates to the design and production of industrial automation systems and related products and is summarized as follows:

	At March 31, 2017	At December 31, 2016
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€1,075	€959
Less: Progress billings	(1,185)	(1,130)
Construction contracts, net of advances on contract work	(110)	(171)
Amount due from customers for contract work as an asset	139	65
Less: Amount due to customers for contract work as a liability included in Other liabilities - current (Note 10)	(249)	(236)
Construction contracts, net of advances on contract work	€(110)	€(171)

5. Trade and other receivables
Trade and other receivables consisted of the following:

	At March 31, 2017			At December 31, 2016
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Trade receivables	€2,721	€—	€2,721	€2,479	€—	€2,479
Receivables from financing activities	2,296	136	2,432	2,407	171	2,578
Other receivables	2,326	613	2,939	2,387	410	2,797
Total Trade and other receivables	€7,343	€749	€8,092	€7,273	€581	€7,854

Receivables from financing activities included the following:

	At March 31, 2017	At December 31, 2016
	(€ million)
Dealer financing	€1,903	€2,115
Retail financing	309	286
Finance leases	6	6
Other	214	171
Total Receivables from financing activities	€2,432	€2,578

Transfer of assets
At March 31, 2017, the Group had receivables that had not yet come due, which were transferred without recourse and were derecognized in accordance with the requirements of IAS 39, Financial Instruments: Recognition and Measurement, amounting to €6,593 million (€6,573 million at December 31, 2016). The transfers related to trade receivables and other receivables for €5,562 million (€5,467 million at December 31, 2016) and financial receivables for €1,031 million (€1,106 million at December 31, 2016). These amounts included receivables of €4,038 million (€4,077 million at December 31, 2016), mainly due from the sales network, transferred to FCA Bank, our jointly controlled financial services company.

6. Share-based compensation

Performance Share Units

In March 2017, FCA awarded a total of 2,264,000 Performance Share Units (“PSU”) to certain key employees under the framework equity incentive plan, as described in Note 27, Equity, in the FCA Consolidated Financial Statements at December 31, 2016. The PSU awards, which represent the right to receive FCA common shares, have financial performance goals that include a net income target as well as total shareholder return (“TSR”) target, with each weighted at 50 percent and settled independently of the other. Half of the award will vest based on our achievement of the targets for net income (“PSU NI awards”) covering a three-year period from 2016 to 2018 and will have a payout scale ranging from 0 percent to 100 percent. The remaining 50 percent of the PSU awards, (“PSU TSR awards”) are based on market conditions and have a payout scale ranging from 0 percent to 150 percent. The PSU TSR awards performance period covers a two-year period starting in December 2016 through 2018. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 2.26 million units. The PSU awards will vest in the first quarter of 2019 if the respective performance goals for the years 2016 to 2018 are achieved.

The vesting of the PSU NI awards will be determined by comparing the Group's net profit excluding unusual items to the net income targets derived from the Group's business plan for the corresponding period. The performance period for the PSU NI awards commenced on January 1, 2016. As the performance period commenced substantially prior to the commencement of the service period, which coincides with the grant date, the Company determined that the net income target did not meet the definition of a performance condition under IFRS 2 - Share-based Payment, and therefore is required to be accounted for as a non-vesting condition. As such, the fair values of the PSU NI awards were calculated using a Monte Carlo simulation model.
Restricted Share Units
In March 2017, FCA awarded 2,264,000 Restricted Share Units (“RSUs”) to certain key employees of the Company which represent the right to receive FCA common shares. These shares will vest in two equal tranches in the first quarter of 2018 and 2019. The fair values of the awards were measured using the FCA stock price on the grant date.

Including previously granted awards, total expense for the PSU and RSU awards of €26 million and €24 million was recorded for the three months ended March 31, 2017 and 2016, respectively.
Anti-dilution
The documents governing FCA's long-term incentive plans contain anti-dilution provisions which provide for an adjustment to the number of awards granted under the plans in order to preserve, or alternatively, prevent the enlargement of the benefits intended to be made available to the recipients of the awards should an event occur that impacts our capital structure. In January 2017, as a result of the distribution of the Company's 16.7 percent ownership interest in RCS Media Group S.p.A. to holders of its common shares on May 1, 2016, the Compensation Committee of FCA approved a conversion factor of 1.005865 that was applied to outstanding PSU awards and RSU awards at December 31, 2016 to make equity award holders whole for the resulting diminution in the value of an FCA common share. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.

7. Employee benefits liabilities
Employee benefits liabilities include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”) and consisted of the following:

	At March 31, 2017			At December 31, 2016
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€35	€5,019	€5,054	€38	€4,980	€5,018
Health care and life insurance plans	143	2,282	2,425	145	2,321	2,466
Other post-employment benefits	462	1,717	2,179	628	1,751	2,379
Total Employee benefits liabilities	€640	€9,018	€9,658	€811	€9,052	€9,863
Pension and OPEB costs included in the Interim Condensed Consolidated Income Statement were as follows:

	Three months ended March 31
	2017		2016
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€45	€8	€40	€11
Interest expense	287	29	288	29
Interest (income)	(239)	—	(234)	—
Other administrative costs	24	—	28	—
Total	€117	€37	€122	€40

A total of €44 million of contributions to our pension plans were made in the three months ended March 31, 2017.

8. Provisions

	At March 31, 2017			At December 31, 2016
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€2,914	€4,429	€7,343	€2,905	€4,637	€7,542
Sales incentives	5,678	—	5,678	5,749	—	5,749
Other provisions and risks	826	1,743	2,569	663	1,883	2,546
Total Provisions	€9,418	€6,172	€15,590	€9,317	€6,520	€15,837
Due to the continued macroeconomic weakness in Brazil, a total provision of €35 million was recognized at March 31, 2017 for workforce restructuring costs, of which €32 million was recognized within the LATAM segment and €3 million was recognized within the Components segment (refer to Note 16, Segment reporting).

9. Debt

	At March 31, 2017			At December 31, 2016
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Notes	€2,880	€8,497	€11,377	€2,565	€9,786	€12,351
Borrowings from banks	2,354	5,344	7,698	4,025	5,378	9,403
Asset-backed financing	179	—	179	410	—	410
Other debt	959	943	1,902	937	947	1,884
Total Debt	€6,372	€14,784	€21,156	€7,937	€16,111	€24,048
Notes
In March 2017, the Group repaid a note at maturity with a principal amount of €850 million that was issued through the Medium Term Note (“MTN”) Programme (previously referred to as the Global Medium Term Note Programme, or “GMTN” Programme).
Borrowings from banks
FCA US Tranche B Term Loans
On February 24, 2017, FCA US prepaid the outstanding principal and accrued interest for its tranche B term loan maturing May 24, 2017 (the “Tranche B Term Loan due 2017”). The prepayment of U.S.$1,826 million (€1,721 million) was made with cash on hand and did not result in a material loss on extinguishment.
At March 31, 2017, €935 million, including accrued interest, was outstanding under FCA US's tranche B term loan maturing on December 31, 2018 (the “Tranche B Term Loan due 2018”) (€948 million at December 31, 2016).
Revolving Credit Facilities
In March 2017, the Group amended its syndicated revolving credit facility originally signed in June 2015 (as amended, the “RCF”). The amendment increased the RCF from €5.0 billion to €6.25 billion and extended the RCF’s final maturity to March 2022. The RCF, which is available for general corporate purposes and for working capital needs of the Group, is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively, and €3.125 billion, with a 60-month tenor. The amendment was accounted for as a debt modification and, as a result, the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the new costs associated with the amendment will be amortized over the life of the amended RCF.
At March 31, 2017, undrawn committed credit lines totaling €7.4 billion included the €6.25 billion RCF and approximately €1.2 billion of other revolving credit facilities. At December 31, 2016, undrawn committed credit lines totaling €6.2 billion included the €5.0 billion RCF and approximately €1.2 billion of other revolving credit facilities.
Fiat Chrysler Finance US Inc.

On March 6, 2017, Fiat Chrysler Finance US Inc. (“FCF US”) was incorporated under the laws of Delaware and became an indirect, 100 percent owned subsidiary of the Company. FCF US is a finance subsidiary as defined in Rule 3-10(b) of Regulation S-X. If FCF US issues debt securities, they will be fully and unconditionally guaranteed by the Company. No other subsidiary of the Company will guarantee such indebtedness.

10. Other liabilities
Other liabilities consisted of the following:

	At March 31, 2017			At December 31, 2016
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Advances on buy-back agreements	€2,215	€—	€2,215	€2,081	€—	€2,081
Accrued expenses and deferred income	1,328	2,462	3,790	1,320	2,428	3,748
Indirect taxes payables	745	1,002	1,747	667	968	1,635
Payables to personnel	880	22	902	1,006	34	1,040
Social security payables	315	7	322	312	7	319
Amounts due to customers for contract work (Note 4)	249	—	249	236	—	236
Other	2,230	203	2,433	2,349	191	2,540
Total Other liabilities	€7,962	€3,696	€11,658	€7,971	€3,628	€11,599

On January 20, 2017, the last installment of U.S.$175 million (€166 million), which was included within Other current liabilities, was paid on the obligation arising from the memorandum of understanding entered into in January 2014 by FCA US with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America.
As disclosed in Note 22, Other liabilities and Tax payables, in the FCA Consolidated Financial Statements at December 31, 2016, indirect tax payables includes federal taxes on commercial transactions accrued by the Group's Brazilian subsidiary, FCA Brazil, for which the Group (as well as a number of important industrial groups that operate in Brazil) was awaiting a decision by the Brazilian Supreme Court regarding its claim alleging double taxation. On March 15, 2017, the Brazilian Supreme Court ruled that state value added tax should be excluded from the base for calculating a federal tax on revenue. FCA has accrued but has not paid such taxes for the period from 2007 to 2014 while the matter was being challenged in the Brazilian courts. Once the Brazilian Supreme Court publishes its ruling, the Brazilian government will file a motion to clarify the decision as to how the government should implement the court’s ruling, which could restrict the effects of the decision. We are monitoring this situation and will continue to assess whether the liability related to this matter should be adjusted as additional information becomes available.

11. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2017 and December 31, 2016:

	At March 31, 2017				At December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Available-for-sale:
Available-for-sale investments	€3	€16	€—	€19	€135	€16	€—	151
Available-for-sale securities	83	2	12	97	84	2	12	98
Held-for-trading:
Held-for-trading investments	47	—	—	47	49	—	—	49
Held-for-trading securities	199	—	—	199	203	—	—	203
Collateral deposits	65	—	—	65	68	—	—	68
Derivative financial assets	—	404	37	441	—	458	21	479
Cash and cash equivalents	13,286	624	—	13,910	15,790	1,528	—	17,318
Total Assets	€13,683	€1,046	€49	€14,778	€16,329	€2,004	€33	€18,366
Derivative financial liabilities	—	498	—	498	—	695	2	697
Total Liabilities	€—	€498	€—	€498	€—	€695	€2	€697

During the three months ended March 31, 2017, there were no transfers between levels in the fair value hierarchy.
The fair value of Other financial assets and liabilities, which mainly include derivative financial instruments, is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment as described below:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method;

•
the fair value of swaps and options hedging commodity price risk is determined by using suitable valuation techniques and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The carrying value of Cash and cash equivalents usually approximates fair value due to the short maturity of these instruments. The fair value of money market funds is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (categorized as Level 2).
The following is a reconciliation of the changes in items measured at fair value and classified within Level 3:

	Three months ended March 31
	2017		2016
	Securities	Derivative financial assets/(liabilities)	Securities	Derivative financial assets/(liabilities)
	(€ million)
At January 1	€12	€19	€12	€(35)
(Losses) recognized in Consolidated Income Statement	—	—	—	(7)
Gains recognized in Other comprehensive income/(loss)	—	23	—	11
Issues/Settlements	—	(5)	—	13
At March 31	€12	€37	€12	€(18)
The gains recognized in Other comprehensive income/(loss) for the three months ended March 31, 2017 and 2016 were included within Cash flow hedge reserve. The losses included in the Interim Condensed Consolidated Income Statement for the three months ended March 31, 2016 were recognized within Cost of sales.
On March 21, 2017, the Group completed the sale of its available-for-sale investment in CNH Industrial N.V. (“CNHI”), which consisted of 15,948,275 common shares representing 1.17 percent of CNHI’s common shares for an amount of €144 million. The sale did not result in a material gain. The additional 15,948,275 special voting shares owned by the Group, which had not been attributed any value, expired upon the sale of the CNHI common shares.
Assets and liabilities not measured at fair value on a recurring basis
The carrying value for current receivables and payables is a reasonable approximation of the fair value as the present value of future cash flows does not differ significantly from the carrying amount.

The following table summarizes the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At March 31, 2017		At December 31, 2016
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€1,903	€1,903	€2,115	€2,115
Retail financing		309	307	286	285
Finance leases		6	6	6	6
Other		214	214	171	171
Total Receivables from financing activities	5	€2,432	€2,430	€2,578	€2,577

Notes		€11,377	€12,140	€12,351	€13,164
Other debt		9,600	9,610	11,287	11,311
Asset-backed financing		179	179	410	410
Total Debt	9	€21,156	€21,929	€24,048	€24,885
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, have been estimated with discounted cash flows models. The most significant inputs used for this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available, are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are classified within Level 2 of the fair value hierarchy. At March 31, 2017, €12,133 million and €7 million of Notes were classified within Level 1 and Level 2, respectively. At December 31, 2016, €13,157 million and €7 million of Notes were classified within Level 1 and Level 2, respectively.
The fair value of Other debt classified within Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is classified in Level 3. At March 31, 2017, €7,731 million and €1,879 million of Other Debt was classified within Level 2 and Level 3, respectively. At December 31, 2016, €9,424 million and €1,887 million of Other Debt was classified within Level 2 and Level 3, respectively.

12. Related party transactions
Related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Refer to Note 24, Related party transactions, in the FCA Consolidated Financial Statements at December 31, 2016, for a description of the Group's transactions with the Group's unconsolidated subsidiaries, joint ventures, associates and other related parties.

The amounts for significant transactions with related parties recognized in the Interim Condensed Consolidated Income Statements were as follows:

	Three months ended March 31
	2017				2016
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Financial (expenses)/income	Net revenues	Cost of revenues	Selling, general and other costs	Financial (expenses)/income
	(€ million)
Joint arrangements and associates	€1,085	€805	€(35)	€(8)	€1,051	€565	€5	€(6)
CNHI	€138	€85	€—	€—	€130	€101	€—	€—
Ferrari	€26	€87	€—	€—	€15	€32	€—	€(7)

Assets and liabilities from significant transactions with related parties were as follows:

	At March 31, 2017					At December 31, 2016
	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt
	(€ million)
Joint arrangements and associates	€513	€508	€218	€120	€40	€440	€570	€186	€169	€26
CNHI	€74	€82	€15	€—	€3	€80	€82	€15	€—	€4
Ferrari	€34	€78	€—	€—	€—	€25	€75	€—	€—	€—

13. Guarantees granted, commitments and contingent liabilities
Litigation
Refer to Note 28, Guarantees granted, commitments and contingent liabilities, in the FCA Consolidated Financial Statements at December 31, 2016 for information on the Group's pending litigation proceedings and governmental investigations. Other than as discussed in that note, there have been no material new litigation or developments with respect to existing litigation and governmental investigations during the three months ended March 31, 2017.

14. Equity
Share capital
At March 31, 2017, share capital of FCA amounted to €19 million (€19 million at December 31, 2016) and consisted of 1,537,266,200 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each (1,527,965,719 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2016).
Other comprehensive income/(loss)
Other comprehensive income/(loss) was as follows:

	For the three months ended March 31
	2017	2016
	(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
Gains on re-measurement of defined benefit plans	€—	€2
Total items that will not be reclassified to the Consolidated Income Statement (B1)	—	2

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
Losses on cash flow hedging instruments arising during the period	(11)	(25)
Gains/(Losses) on cash flow hedging instruments reclassified to the Consolidated Income Statement	72	(93)
Total Gains/(Losses) on cash flow hedging instruments	61	(118)
Gains/(Losses) on available-for-sale financial assets	11	(15)
Foreign exchange losses	(16)	(563)
Share of Other comprehensive income/(loss) for equity method investees arising during the period	(15)	(32)
Share of Other comprehensive (loss) for equity method investees reclassified to the Consolidated Income Statement	(6)	(2)
Total Share of Other comprehensive (loss) for equity method investees	(21)	(34)
Total Items that may be reclassified to the Consolidated Income Statement (B2)	35	(730)
Total Other comprehensive income/(loss) (B1)+(B2)	35	(728)
Tax effect	(10)	62
Total Other comprehensive income/(loss), net of tax	€25	€(666)

The tax effect relating to Other comprehensive income was as follows:

	For the three months ended March 31
	2017			2016
	Pre-tax balance	Tax (expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Gains on remeasurement of defined benefit plans	€—	€—	€—	€2	€(2)	€—
Gains/(Losses)on cash flow hedging instruments	61	(10)	51	(118)	64	(54)
Gains/(Losses) on available- for-sale financial assets	11	—	11	(15)	—	(15)
Foreign exchange losses	(16)	—	(16)	(563)	—	(563)
Share of Other comprehensive loss for equity method investees	(21)	—	(21)	(34)	—	(34)
Total Other comprehensive income/(loss)	€35	€(10)	€25	€(728)	€62	€(666)

15. Earnings per share
Basic earnings per share
The basic earnings per share for the three months ended March 31, 2017 and 2016 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during the periods. In addition, for the three months ended March 31, 2016, the weighted average number of shares outstanding included the minimum number of common shares to be converted as a result of the issuance of the mandatory convertible securities (which were mandatorily converted into FCA common shares in December 2016).
The following table summarizes the amounts used to calculate the basic earnings per share:

		Three months ended March 31
		2017	2016
Net profit attributable to owners of the parent	million	€637	€472
Weighted average number of shares outstanding	thousand	1,529,948	1,511,426
Basic earnings per share	€	€0.416	€0.312
Diluted earnings per share
In order to calculate the diluted earnings per share for the three months ended March 31, 2017, the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested PSU awards and RSU awards at March 31, 2017 as determined using the treasury stock method. In addition, for the three months ended March 31, 2016, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the mandatory convertible securities based on FCA's share price and pursuant to the terms of the prospectus of the mandatory convertible securities.
For the three months ended March 31, 2017, the theoretical effect that would arise if the PSU and RSU awards granted in March 2017 (Note 6 - Share-based compensation) were exercised, was not taken into consideration in the calculation of diluted earnings per share as this would have had an anti-dilutive effect.
There were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect for the three months ended March 31, 2016.

The following table summarizes the amounts used to calculate the diluted earnings per share:

		For the three months ended March 31
		2017	2016
Net profit attributable to owners of the parent	million	€637	€472
Weighted average number of shares outstanding	thousand	1,529,948	1,511,426
Number of shares deployable for share-based compensation	thousand	21,586	6,563
Number of shares deployable for mandatory convertible securities	thousand	—	22,462
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,551,534	1,540,451
Diluted earnings per share	€	€0.411	€0.306

16. Segment reporting
The Group’s activities are carried out through six reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA); Maserati, our global luxury brand segment; and a global Components segment. These reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker,” for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 - Operating Segments, or whose information is considered useful for the users of the financial statements.
The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group's global luxury brand reportable segment, Maserati, deals with the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand. The Group's global Components reportable segment deals with the production and sale of lighting components, body control units, suspensions, shock absorbers, electronic systems and exhaust systems, powertrain components, engine control units, plastic molding components, cast iron and aluminum components, as well as the design and production of industrial automation systems and related products for the automotive industry.
Other activities include the results of the activities and businesses that are not operating segments under IFRS 8 – Operating Segments. In addition, Unallocated items and eliminations include consolidation adjustments and eliminations. Financial income and expenses and income taxes are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT excludes certain adjustments from Net profit including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). See below for a reconciliation of Net profit, which is the most directly comparable measure included in our Consolidated Income Statement, to Adjusted EBIT. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8 – Operating Segments, the related information is not provided. The following tables summarize selected financial information by segment for the three months ended March 31, 2017 and 2016:

	Mass-Market Vehicles
Three months ended March 31, 2017	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€17,100	€1,672	€666	€5,630	€949	€2,532	€185	€(1,015)	€27,719
Revenues from transactions with other segments	(18)	(4)	(9)	(25)	(5)	(855)	(99)	1,015	—
Revenues from external customers	€17,082	€1,668	€657	€5,605	€944	€1,677	€86	€—	€27,719

Net profit									€641
Tax expense									€428
Net financial expenses									€436
Adjustments:
Restructuring costs	—	32	—	—	—	3	—	—	35
Other	—	—	—	—	—	(5)	—	—	(5)
Adjusted EBIT	€1,241	€(20)	€21	€178	€107	€118	€(55)	€(55)	€1,535

Share of profit of equity method investees	€—	€—	€14	€71	€—	€2	€2	€1	€90

	Mass-Market Vehicles
Three Months Ended March 31, 2016	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€17,136	€1,311	€949	€5,040	€508	€2,319	€182	€(875)	€26,570
Revenues from transactions with other segments	(5)	(17)	(6)	(40)	(2)	(712)	(93)	875	—
Revenues from external customers	€17,131	€1,294	€943	€5,000	€506	€1,607	€89	€—	€26,570

Net profit									478
Tax expense									317
Net financial expenses									512
Adjustments:
NAFTA capacity realignment	51	—	—	—	—	—	—	—	51
Currency devaluations	—	19	—	—	—	—	—	—	19
Restructuring costs/(reversal)	(2)	5	—	—	—	4	—	—	7
Other	—	—	(5)	—	—	—	—	—	(5)
Adjusted EBIT	€1,227	€11	€12	€96	€16	€86	€(43)	€(26)	€1,379

Share of profit of equity method investees	€—	€—	€—	€64	€—	€1	€(6)	€1	€60

17. Subsequent events
On April 12, 2017, FCA US amended the credit agreement that governs the Tranche B Term Loan due 2018. The amendment reduced the applicable interest rate spreads by 0.50 percent per annum and reduced the LIBOR floor by 0.75 percent per annum, to 0.00 percent. In addition, the base rate floor was eliminated. As a result, the Tranche B Term Loan due 2018 bears interest, at FCA US's option, either at a base rate plus 1.0 percent per annum or at LIBOR plus 2.0 percent per annum. If FCA US voluntarily refinances or re-prices all or any portion of the Tranche B Term Loan due 2018 on or before the six month anniversary of the effective date of the amendment, under certain circumstances, FCA US will be obligated to pay a call premium equal to 1.00 percent of the principal amount refinanced or re-priced.  After October 12, 2017, FCA US may refinance or re-price the Tranche B Term Loan due 2018 without premium or penalty.